Exhibit 3
No. 05-07996

HIGHLAND CRUSADER OFFSHORE PARTNERS,	§	IN THE DISTRICT COURT
L.P.; HIGHLAND EQUITY FOCUS FUND, L.P.;	§
HIGHLAND CAPITAL MANAGEMENT, L.P.;	§
HIGHLAND CAPITAL MANAGEMENT SERVICES,	§
INC.	§
§
Plaintiffs,	§
§
VS.	§	E-101st JUDICIAL DISTRICT
§
MOTIENT CORPORATION	§
§
Defendant.	§	DALLAS COUNTY, TEXAS
ORIGINAL PETITION
TO THE HONORABLE JUDGE OF THE DISTRICT COURT
     COME NOW Plaintiffs Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P., Highland Capital Management, L.P., and Highland Capital Management Services, Inc. (“Highland”) and file this Original Petition against Defendant Motient Corporation (“Motient”) and for their cause of action would show the Court and Jury the following:
DISCOVERY CONTROL PLAN
     1. In accordance with Rule 190.4 of the Texas Rules of Civil Procedure, Plaintiffs intend to conduct discovery in this case pursuant to Discovery Level 3.
PARTIES
     2. The Plaintiffs are Highland Crusader Offshore Partners, L.P., a Bermuda exempted limited partnership; Highland Equity Focus Fund, L.P. , a Delaware limited partnership; Highland Capital Management, L.P., a Delaware limited partnership; and Highland

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Capital Management Services, Inc., a Delaware corporation. All Plaintiffs maintain their principal office in Dallas County, Texas. All Plaintiffs purchased Series A Cumulative Convertible Preferred Stock from Defendant Motient Corporation in April 2005 in the amount of approximately $90,000,000 and still hold their shares of such stock. The Series A Cumulative Convertible Preferred Stock is a security within the meaning of the terms of Article 581—4(A) of the Texas Revised Civil Statutes.
     3. Defendant Motient is a Delaware corporation with its principal place of business at 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069. Motient Corporation can be served with process through (1) the Texas Secretary of State; (2) its registered agent, the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801; and (3) its general counsel, Robert Macklin at 300 Knightsbridge Parkway, Lincolnshire, IL 60069.
JURISDICTION AND VENUE
     4. This Court has jurisdiction over Defendant because Defendant negotiated a contract and sold stock to Plaintiffs, Defendant has availed itself of the privileges and benefits of conducting business in Texas, and Defendant has committed torts in whole or in part in Texas in which the victims included Texas residents.
     5. Venue is appropriate in the district courts of Dallas County pursuant to § 15.002(a)(1) of the Texas Civil Practice and Remedies Code because Dallas County is the county in which a substantial part of the events or omissions giving rise to the claims occurred. Venue is also appropriate under § 15.002(a)(4) as Dallas County is the county where all Plaintiffs resided and maintained their principal office at the time the cause of action accrued.
FACTS
     6. On or about April 15, 2005, Plaintiffs purchased shares of Series A Cumulative

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Convertible Preferred Stock (“Series A Preferred Stock”) from Motient, pursuant to a Securities Purchase Agreement, in a private placement, exempt from the registration requirements of the Securities Act of 1933, as amended. In connection with the execution of the Securities Purchase Agreement, Motient also entered into a Registration Rights Agreement with the purchasers.
     7. The shares of Series A Preferred Stock were created by resolution of Motient’s board of directors and the filing of a certificate of designations with the Secretary of State of the State of Delaware. The Certificate of Designations of the Series A Preferred Stock (the “Certificate of Designations”) was filed with the Secretary of State on April 15, 2005. With respect to the voting rights of Series A Preferred Stock, it provides:
Section 3. Voting Rights. Except as required by law, holders of Series A Preferred shall have no voting rights and their consent shall not be required for taking any corporate actions. Notwithstanding the foregoing, the Corporation shall not have the right, as long as any shares of Series A Preferred are outstanding, to modify the rights, preferences or privileges of the Series A Preferred in a manner adverse to the holders of Series A Preferred without first obtaining the approval (by vote or written consent, as permitted by law) of the holders of at least a majority of the then-outstanding shares of Series A Preferred, voting or acting, as the case may be, as a single class.
     8. Article 7 of the Securities Purchase Agreement requires Motient to indemnify each purchaser and its affiliates:
against any and all claims, losses, liabilities, damages, deficiencies, judgments, assessments, fines, settlements, costs or expenses (including interest, penalties and reasonable fees, disbursements and other charges of counsel (collectively “Losses”), based upon, arising out of or otherwise in respect of any breach by the Company of any representation, warranty, covenant or agreement of the Company contained in this Agreement or in the Transaction documents....
     9. At the time Motient issued the shares of Series A Preferred Stock, it described them in its public filings as “shares of non-voting Series A Cumulative Convertible Preferred

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Stock” and represented that “[t]he Series A [Convertible] Preferred Stock is non-voting, except as required by applicable law.”
     10. The fact that the Series A Preferred Stock did not possess any voting rights was significant and material to potential purchasers, including Plaintiffs, because of various antitrust and securities law issues. Prior to the stock’s issuance Plaintiffs and Defendant specifically negotiated the lack of voting rights for the preferred stock, and the intent of all parties to the transaction was that the Series A Preferred Stock would not have voting rights.
     11. In the Securities Purchase Agreement, Motient represented that (i) all corporate action necessary for the authorization, execution, delivery and performance of the Securities Purchase Agreement and the transaction documents and consummation of the transactions contemplated therein had been taken and that the Securities Purchase Agreement and other transaction documents were enforceable against Motient in accordance with their terms; (ii) the shares of Series A Preferred Stock had been duly authorized and upon issuance pursuant to the terms of the Securities Purchase Agreement would be validly issued, fully paid and nonassessable; and (iii) the execution, delivery and performance by Motient of the Securities Purchase Agreement and the transaction documents, and the consummation of the transactions contemplated thereby, including the issuance of shares of Series A Preferred Stock, did not and will not conflict with or violate any provision of the Certificate of Incorporation or bylaws of Motient or result in a violation of any statute or law applicable to Motient.
     12. The purchasers of the Series A Preferred also received a legal opinion from Motient’s outside legal counsel opining that the shares of Series A Preferred Stock were duly authorized and validly issued and that the issuance of the shares did not conflict with Motient’s certificate of incorporation or applicable law.

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     13. The purchasers of the Series A Preferred Stock, including Plaintiffs, relied on Motient’s representations in the Securities Purchase Agreement and also on the legal opinion issued by Motient’s outside counsel.
     14. At the time of the issuance of the Series A Preferred Stock, Motient’s Restated Certificate of Incorporation (the “Certificate of Incorporation”), however, provided that “[t]he Corporation shall not issue any class of non-voting stock.” (Article 4, Section 4.1).
     15. On July 29, 2005, Motient filed a purported Certificate of Correction to the Certificate of Designations with the Secretary of State of the State of Delaware. The purported Certificate of Correction states, “the inaccuracy or defect of said Certificate of Designations to be corrected is that the voting rights set forth in Section 3 were inaccurately and defectively stated.” The purported Certificate of Correction attempted to correct Section 3 of the Certificate of Designations, regarding voting rights, by giving the holders of Series A Convertible Preferred Stock the right to elect two directors upon certain “Voting Rights Triggering Events,” including the accumulation of accrued and unpaid dividends on the shares of Series A Convertible Preferred Stock for two or more six month periods.
     16. The Certificate of Correction filed July 29, 2005, is defective and cannot change the nature of the underlying Series A Preferred Stock. Because Motient issued the preferred stock in violation of its Certificate of Incorporation, the Series A Preferred Stock issued in April 2005 is void.
CAUSES OF ACTION
COUNT 1—VIOLATIONS OF THE TEXAS SECURITIES ACT
     17. In connection with the sale of the Series A Preferred Stock to Plaintiffs, Motient violated the Texas Securities Act, Tex. Rev. Stat. ann art. 581-33, by making false statements

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and misleading omissions of material fact concerning the Series A Preferred Stock and the voting rights of that preferred stock as detailed herein.
     18. This Count of the Petition is based on principles of strict liability and negligence. Under the Texas Securities Act, Motient is liable regardless of whether it intended to make the false statements or whether Plaintiffs relied upon them.
     19. As a result of Motient’s violations of the Texas Securities Act, Plaintiffs are entitled to rescission of the Securities Purchase Agreement and to recover the full consideration paid to Motient for the Series A Preferred Stock, plus interest thereon from the date of purchase. Plaintiffs are prepared to tender their respective shares of Series A Preferred Stock upon receipt of such relief.
     20. Because of Motient’s violation of the Texas Securities Act, Plaintiffs were required to hire Haynes and Boone, LLP to prosecute this action. Under the terms of the Texas Securities Act, Plaintiffs are entitled to recover their reasonable attorney’s fees.
COUNT 2—VIOLATIONS OF BUSINESS AND COMMERCE CODE § 27.01
     21. Plaintiffs purchased Series A Preferred Stock from Motient as described herein.
     22. As detailed herein, prior to Plaintiffs purchase of the Series A Preferred Stock, Motient made false statements of material fact concerning the Series A Preferred Stock and the voting rights of that preferred stock.
     23. When Motient made the false statements concerning the Series A Preferred Stock and the voting rights of that preferred stock, Motient either knew that they were false or recklessly disregarded the truth.
     24. Motient made the misrepresentations detailed herein with the intent of inducing Plaintiffs to purchase the Series A Preferred Stock.

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     25. In reasonable reliance on Motient’s false statements of material fact, Plaintiffs purchased the Series A Preferred Stock. Plaintiffs would not have made their respective purchases but for Motient’s false statements.
     26. Plaintiffs have been injured by the false representations concerning the voting rights of the Series A Preferred Stock.
     27. As a result of Motient’s fraud, Plaintiffs are entitled to rescission of the Securities Purchase Agreement and to recover the full consideration paid to Motient for the Series A Preferred Stock, plus interest thereon from the date of purchase. Alternatively, Plaintiffs are entitled to damages in a sum that exceeds the jurisdictional limits of this Court.
COUNT 3 — COMMON LAW FRAUD
     28. As detailed herein, Motient made false representations of material fact concerning the Series A Preferred Stock and the voting rights of the Series A Preferred Stock.
     29. When Motient made the false statements concerning the Series A Preferred Stock and the voting rights of that preferred stock, Motient either knew that they were false or recklessly disregarded the truth.
     30. Motient intended to induce the Plaintiffs to purchase the stock based on its representations.
     31. In reasonable reliance on Motient’s false statements of material fact, Plaintiffs purchased the Series A Preferred Stock. Plaintiffs would not have made their respective purchases but for Motient’s false statements.
     32. Plaintiffs have been injured by the false representations concerning the voting rights of the Series A Preferred Stock.

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     33. Because of Motient’s fraud, Plaintiffs are entitled to rescission of the Securities Purchase Agreement and the return of the consideration provided, and all costs associated therewith. Alternatively, Plaintiffs are entitled to damages in an amount exceeding the jurisdictional limits of this Court.
COUNT 4 — NEGLIGENT MISREPRESENTATION
     34. As detailed herein, Motient made negligent false representations of fact concerning the Series Preferred Stock and the voting rights of that preferred stock. The false representations were made in the course of Motient’s business and in a transaction in which it had a pecuniary interest.
     35. Motient failed to exercise reasonable care in making the false representations. Plaintiffs purchased the Series A Preferred Stock in justifiable reliance on the representations of Motient.
     36. Plaintiffs have been injured by the negligent representations concerning the voting rights of the Series A Preferred Stock.
     37. Because of Motient’s negligent misrepresentations, Plaintiffs are entitled to rescission of the Securities Purchase Agreement and the return of the consideration provided, and all costs associated therewith. Alternatively, Plaintiffs are entitled to damages in an amount exceeding the jurisdictional limits of this Court.
COUNT 5 — RESCISSION FOR MUTUAL MISTAKE
     38. Potential purchasers of Motient’s Series A Preferred Stock issued in April, 2005, including Plaintiffs, specifically requested and negotiated for the shares to be non-voting stock. Motient knew it was of material importance to the potential purchasers, including Plaintiffs, that the Series A Preferred Stock be non-voting stock.

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     39. Plaintiffs reasonably believed they were receiving non-voting stock and that in designating the Series A Preferred Stock, the Motient board believed and intended that the Series A Preferred Stock would be non-voting stock. The original Certificate of Designations (prior to the purported correction) provided that the Series A Preferred Stock would have no voting rights except as required by law. Motient’s public disclosures shortly after the shares of Series A Preferred Stock were issued described the Series A Preferred Stock as “non-voting” stock and stated that such shares were “non-voting, except as required by applicable law.”
     40. Motient made representations in the Securities Purchase Agreement as to the due authorization and valid issuance of the Series A Preferred Stock and that the issuance of shares of Series A Preferred Stock would not conflict with or violate any provision of Motient’s Certificate of Incorporation. Plaintiffs further received an opinion from Motient’s outside legal counsel to the effect that the shares of Series A Preferred Stock were duly authorized and validly issued and that the issuance of those shares did not conflict with the Certificate of Incorporation.
     41. Motient negotiated for the shares of Series A Preferred Stock to be non-voting and later entered into the Securities Purchase Agreement and related transaction documents, made representations and warranties to Plaintiffs, and provided an opinion of counsel, to induce Plaintiffs and the other purchasers to purchase shares of Series A Preferred Stock in the private placement.
     42. Plaintiffs’ belief that they received non-voting stock was reasonable because, among other reasons, Plaintiffs received express representations to that effect in the Securities Purchase Agreement as well as an opinion from Motient’s outside legal counsel. Plaintiffs did not assume the risk of the mistake.

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     43. Plaintiffs were induced to purchase shares of Series A Preferred Stock in the mistaken belief that they were purchasing non-voting shares.
     44. Plaintiffs will be substantially prejudiced if the Series A Preferred Stock is modified to (or deemed to) have voting rights, and that the issuance of voting stock to Plaintiffs would materially affect the agreed-upon exchange of performances.
     45. Both Motient and Plaintiffs were mistaken as to a basic assumption about the Series A Preferred Stock.
     46. The mistake as to the Series A Preferred Stock materially affects the bargain struck and agreed upon by the Plaintiffs and Motient.
     47. Plaintiffs will return the shares of Series A Preferred Stock issued to them upon refund of the purchase price by Motient.
     48. Accordingly, Plaintiffs are entitled to rescission of the Securities Purchase Agreement and the return of all consideration paid for the Series A Preferred Stock, amounting to approximately $90 million.
     49. In addition, Plaintiffs are entitled to reimbursement for all costs incurred by Plaintiffs, including attorneys’ fees, incurred in connection with the Series A Preferred Stock and this suit.
COUNT 6 — RESCISSION FOR UNILATERAL MISTAKE
     50. Enforcement of the Series A Preferred Stock as issued would be unconscionable.
     51. The mistake as to the voting rights of the Series A Preferred Stock affects the very substance of the consideration.
     52. The mistake occurred notwithstanding the exercise of ordinary care by Plaintiffs.

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     53. Accordingly, Plaintiffs are entitled to rescission of the Securities Purchase Agreement and the return of all consideration paid for the Series A Preferred Stock, amounting to approximately $90 million.
     54. In addition, Plaintiffs are entitled to reimbursement for all costs incurred by Plaintiffs, including attorneys’ fees, incurred in connection with the Series A Preferred Stock and this suit.
JURY DEMAND
     55. Plaintiffs demand a trial by jury on the issues in this case.
PRAYER
     Plaintiffs seek the following relief:
(1)	rescission of the Series A Preferred Stock and the return of all consideration provided in connection therewith;

(2)	all actual, special and consequential damages;

(3)	attorney’s fees;

(4)	pre-judgment and post-judgment interest at the highest available rate under applicable law;

(5)	costs of court; and

(6)	such further relief to which Plaintiffs may be entitled.

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     WHEREFORE, Plaintiffs pray that upon final hearing they recover judgment for the foregoing damages and relief and receive such other and further relief to which they may be justly entitled.
/s/ Ronald W. Breaux
Ronald W. Breaux
Texas State Bar No. 02937200
Brian D. Hail
Texas State Bar No. 00797808
R. Thaddeus Behrens
Texas State Bar No. 24029440
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
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153 E. 53rd St. 49th Floor
New York, NY 10022
Telephone: (212) 659-4962
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